                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Doyle, William

   (Last)  (First)  (Middle)

   c/o Insight Capital Partners III, L.P.
   680 Fifth Ave., 9th Floor

   (Street)

   New York  NY     10022

   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   I-Many, Inc.  (IMNY)

3. I.R.S. Identification Number of Reporting Person, if any entity (voluntary)



4. Statement for Month/Year

   05/01

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)



7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
    Common Stock (1)           05/09/01    S              126,293       D    $17.03       0            I
    Common Stock (1)           05/09/01    S              144,335       D    $17.045      0            I
    Common Stock (1)           05/10/01    S              119,076       D    $17.25       0            I
    Common Stock (1)           05/10/01    S              144,335       D    $17.2587     0            I
    Common Stock (1)           05/11/01    S              18,042        D    $17.10       0            I
    Common Stock (1)           05/14/01    S              36,084        D    $15.45       0            I
    Common Stock (1)           05/15/01    S              85,169        D    $15.133      0            I
    Common Stock (1)           05/16/01    S              72,167        D    $15.025      0            I
    Common Stock (2)           05/09/01    S              14,033        D    $17.03       0            I
    Common Stock (2)           05/09/01    S              16,037        D    $17.045      0            I
    Common Stock (2)           05/10/01    S              13,231        D    $17.25       0            I
    Common Stock (2)           05/10/01    S              16,037        D    $17.2587     0            I
    Common Stock (2)           05/11/01    S              2,005         D    $17.10       0            I
    Common Stock (2)           05/14/01    S              4,009         D    $15.45       0            I
    Common Stock (2)           05/15/01    S              9,463         D    $15.133      0            I
    Common Stock (2)           05/16/01    S              8,019         D    $15.025      0            I
    Common Stock (3)           05/09/01    S              24,367        D    $17.03       0            I
    Common Stock (3)           05/09/01    S              27,848        D    $17.045      0            I
    Common Stock (3)           05/10/01    S              22,975        D    $17.25       0            I
    Common Stock (3)           05/10/01    S              27,848        D    $17.2587     0            I
    Common Stock (3)           05/11/01    S              3,481         D    $17.10       0            I
    Common Stock (3)           05/14/01    S              6,962         D    $15.45       0            I
    Common Stock (3)           05/15/01    S              16,433        D    $15.133      0            I
    Common Stock (3)           05/16/01    S              13,924        D    $15.025      0            I
    Common Stock (4)           05/09/01    S              6,036         D    $17.03       0            I
    Common Stock (4)           05/09/01    S              6,899         D    $17.045      0            I
    Common Stock (4)           05/10/01    S              5,691         D    $17.25       0            I
    Common Stock (4)           05/10/01    S              6,899         D    $17.2587     0            I
    Common Stock (4)           05/11/01    S              862           D    $17.10       0            I
    Common Stock (4)           05/14/01    S              1,725         D    $15.45       0            I
    Common Stock (4)           05/15/01    S              4,071         D    $15.133      0            I
    Common Stock (4)           05/16/01    S              3,449         D    $15.025      0            I
    Common Stock (5)           05/09/01    S              4,271         D    $17.03       0            I
    Common Stock (5)           05/09/01    S              4,881         D    $17.045      0            I
    Common Stock (5)           05/10/01    S              4,027         D    $17.25       0            I
    Common Stock (5)           05/10/01    S              4,881         D    $17.2587     0            I
    Common Stock (5)           05/11/01    S              610           D    $17.10       0            I
    Common Stock (5)           05/14/01    S              1,220         D    $15.45       0            I
    Common Stock (5)           05/15/01    S              2,880         D    $15.133      0            I
    Common Stock (5)           05/16/01    S              2,441         D    $15.025      0            I
    Common Stock (6)                                                                      250,000      D              (6)

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
                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------


                            Explanation of Responses:

(1) These securities were disposed of by Insight Capital Partners, II, L.P., which is a member of a group with the joint reporting persons for purposes of
Section 13(d) of the Exchange Act.

(2) These securities were disposed of by Insight Capital Partners (Cayman) II, L.P., which is a member of a group with the joint reporting persons for purposes of Section 13(d) of the Exchange Act.

(3) These securities were disposed of by Insight Capital Partners III, L.P., which is a member of a group with the joint reporting persons for purposes of
Section 13(d) of the Exchange Act.

(4) These securities were disposed of by Insight Capital Partners (Cayman) III, L.P., which is a member of a group with the joint reporting persons for purposes of Section 13(d) of the Exchange Act.

(5) These securities were disposed of by Insight Capital Partners
III-CoInvestors, L.P., which is a member of a group with the joint reporting persons for purposes of Section 13(d) of the Exchange Act.

(6) The amount listed reflects the reduction in beneficial ownership of the Issuer's Securities by Insight Capital Partners II, L.P., Insight Capital Partners (Cayman) II, L.P., Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III-CoInvestors, L.P., a portion of which is attributable to William Doyle because William Doyle is a managing member of Insight Venture Associates II, LLC, the sole general partner of Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P. and Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III-CoInvestors, L.P. William Doyle is also a director of the Issuer. William Doyle has an option to purchase 250,000 shares of Common Stock. 187,500 of these options vest in four equal annual installments beginning on 12/01/00 and have an exercise price equal to $3.80 per share. 62,500 of these options vest in three equal annual installments beginning on 7/12/01 and will have an exercise price equal to the initial public offering price estimated to be $10.00 per share.



          /s/ William Doyle                          6/11/01
---------------------------------------    --------------------------
                                                      Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).